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                                                                      Exhibit 12

                                Xerox Corporation
                Computation of Ratio of Earnings to Fixed Charges

                                                        Three months ended
(In millions)                                                March 31,
                                                       2002             2001
                                                                      Restated
                                                     -------------------------
Fixed charges:
   Interest expense                                     $ 173          $ 293
   Portion of Rental expense
   which represents interest factor                        21             27
                                                     -------------------------

Total fixed charges before capitalized
  interest and preferred stock dividends of
  subsidiaries                                            194            320
Capitalized interest                                        -              -

Preferred stock dividends of subsidiaries                  16             14
                                                     -------------------------
   Total fixed charges                                  $ 210          $ 334
                                                     =========================

Earnings available for fixed charges:
   Earnings*                                            $ (42)         $ 641

   Less undistributed income in minority
     owned companies                                      (24)            (6)
   Add fixed charges before capitalized
     interest and preferred stock dividends of
     subsidiaries                                         194            320
                                                     -------------------------
   Total earnings available for fixed charges
                                                        $ 128          $ 955
                                                     =========================
Ratio of earnings to fixed charges(1)
                                                           **           2.86
                                                     =========================

* Sum of Income (Loss) before Income Taxes, Equity Income, Minorities' Interest, Extraordinary Gain, Cumulative Effect of Change in Accounting Principles, Discontinued operations and includes Equity in net income of unconsolidated affiliates.
** Earnings for the three months ended March 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was $82 million.
(1) For purposes of determining the ratio of earnings to fixed charges and deficiency of earnings to cover fixed charges, if applicable, earnings are defined as the income (loss) from continuing operations before income taxes and adjustment for minority interest or income or loss from equity investees, plus fixed charges (net of capitalized interest and preferred stock dividend requirements), amortization of capitalized interest, and distributed income of equity investees. Fixed charges consist of interest costs (both expensed and capitalized during the period) amortization of debt expense and discount or premium relating to any indebtedness, that portion of rental expense that is representative of the interest factor and the amount of pre-tax earnings required to cover preferred stock dividends of subsidiaries. This definition of fixed charges complies with Regulation S-K but is not consistent with the definition contained in the indentures.